October 22, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Paul Cline
           Jennifer Monick
           John Coleman
           Craig Arakawa
Re:     Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K/A for the Fiscal Year Ended December 31, 2023
           File No. 001-13357
Ladies and Gentlemen:
This letter sets forth the response of Royal Gold, Inc. (the “Company”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated September 13, 2024 with respect to the above-referenced Form 10-K and Form 10-K/A. For your convenience, the Staff’s comment is set forth in bold and italics below, followed by the Company’s response.
Form 10-K/A for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 4
1.       We note your response to comment 1 and do not agree that a separate section of supplemental disclosure of resources and reserves prepared under reporting regimes other than S-K 1300 would be appropriate to include in your Form 10-K filing, and we do not concur that the proposed supplemental disclosure is consistent with the royalty accommodations under Items 1303(a)(3) and 1304(a)(2) of Regulation S-K. Please file an amended Form 10-K filing that excludes mineral resources and mineral reserves that are not compliant with S-K 1300.
Company Response:
We acknowledge the Staff’s comment. The Company will file an amended Form 10-K that excludes mineral resources and mineral reserves that are not compliant with S-K 1300. Consistent with our discussions with the Staff held on September 12, 2024, the Company will submit a draft of the revised report to the Staff for review before filing the amended Form 10-K. The Company is currently fully engaged in preparing its Form 10-Q for the quarter ended September 30, 2024, and we anticipate submitting the draft Form 10-K for review shortly after filing the Form 10-Q.

Securities and Exchange Commission
October 22, 2024

*          *          *          *
Please do not hesitate to contact me at (303) 573-1660 with any questions or further comments you may have.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer